S.S 2/6/06

AB 2/9/06

06001838

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 AND ENDING 10/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Callahan Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Connecticut Avenue, N.W., Suite 1001
(No. and Street)

Washington DC 20036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Johnson 202-223-3920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

6701 Democracy Boulevard, Suite 600, Bethesda, MD 20817-7520
(Address) (City) (State) (Zip Code)

PROCESSED
FEB 13 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 27 2006
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jay Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Callahan Financial Services, Inc., as of October 31, 2005, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Vice President

Title

Notary Public

My Commission Expires
On 10 - 31 - 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Callahan Financial Services, Inc.

Statements Of Financial Condition
October 31, 2005

"Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934."

McGladrey & Pullen
Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

We have audited the accompanying statement of financial condition of Callahan Financial Services, Inc. (the Company), as of October 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition of the Company for the year ended October 31, 2004, was audited by other auditors, whose report dated December 17, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Callahan Financial Services, Inc., as of October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Bethesda, Maryland
January 6, 2006

Callahan Financial Services, Inc.

Statements Of Financial Condition
October 31, 2005 And 2004

Assets		2005		2004
Cash and cash equivalents	$	50,211	$	76,851
Investment in limited liability limited partnership		10,100		10,100
Equity in undistributed earnings from limited liability limited partnership		10,352		123,442
Account receivable from related party		20,160		3,377
Other assets		3,263		4,258
	$	94,086	$	218,028
Liabilities And Stockholder's Equity				
Liabilities				
Accrued expenses and payables	$	39,909	$	26,899
Total liabilities		39,909		26,899
Stockholder's Equity				
Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding		15,000		15,000
Additional paid-in capital		323,606		323,606
Retained earnings		(284,429)		(147,477)
Total stockholder's equity		54,177		191,129
	$	94,086	$	218,028

See Notes To Financial Statements.

Callahan Financial Services, Inc.

Notes To Financial Statements

Note 1. Nature of Activities and Significant Accounting Policies

Callahan Financial Services, Inc. (the "Company"), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15 percent ownership interest) in Callahan Credit Union Financial Services LLLP (the "Partnership" or "CUFSLP", see Note 2). The Partnership was organized to serve as the administrator of the Trust for Credit Unions (the "Trust"), a diversified management investment company for investment by state and federally charted credit unions. In addition to serving as the general partner of the Partnership, the Company acts as a co-distributor, with Goldman, Sachs & Co., of the units of the portfolios of the Trust. The Company is a wholly-owned subsidiary of Callahan & Associates, Inc.

The primary source of revenue for the Company is its equity interest in the earnings and losses of the Partnership. The primary source of revenue for the Partnership is an administration fee paid by the Trust. Under an amended and restated administration agreement effective June 1991, the Partnership established two separate portfolios for investment by the Trust, a Money Market Portfolio and a Government Securities Portfolio. On October 10, 1992, a third portfolio, the Mortgage Securities Portfolio, was established. On July 1, 1993, a fourth portfolio, the Target Maturity Portfolio, composed of mutual fund investments, was established. This portfolio liquidated and terminated operations on June 28, 1996 upon reaching maturity. Two additional target maturity portfolios, composed of mutual fund investments, were established on February 15, 1994 and May 19, 1994. Upon reaching their scheduled maturity dates, these portfolios liquidated and terminated on February 28, 1997 and May 15, 1997. In June 2004, the Government Securities Portfolio was renamed the Ultra-Short Duration Government Portfolio, and the Mortgage Securities Portfolio was renamed the Short Duration Portfolio.

The Partnership earns a fee for its service as administrator to the Trust for Credit Unions. Per the Trust for Credit Unions prospectus, administration fees as a percentage of Portfolio average daily net assets are as follows: 0.10% for the Money Market Portfolio; 0.10% for the Ultra-Short Duration Government Portfolio; and 0.05% for the Short Duration Portfolio.

Effective July 1, 1997, the Partnership voluntarily agreed to limit its administration fee with respect to the Money Market Portfolio to 0.02% of average daily net assets. Additionally, effective October 17, 2005, the Partnership voluntarily waived its entire administration fee with respect to the Money Market Portfolio for an indefinite period. These actions resulted in fee waivers of approximately $536,412 in 2005 and $873,639 in 2004.

From July 1, 1995 to June 30, 1997, the Partnership voluntarily agreed to limit its administration fee for the Money Market Portfolio to 0.05% of average daily net assets on assets up to $500 million; 0.04% on assets between $500 million and $750 million; and 0.03% on assets exceeding $750 million. Prior to July 1, 1995, the Partnership earned an administration fee equal to 0.05% of assets up to $300 million; 0.10% of assets between $300 million and $1 billion; and 0.05% of assets over $1 billion.

The administration fee for the Ultra-Short Duration Government Portfolio is paid at an annual rate of 10 basis points times the average daily net assets after expense limitation of the Ultra-Short Duration Government Portfolio of the Trust. CUFSLP and Goldman, Sachs & Co. have each voluntarily agreed to limit the other annualized ordinary expenses (excluding advisory fees, administration fees, interest, taxes, brokerage and extraordinary expenses) of the Ultra-Short Duration Government Portfolio such that CUFSLP will reimburse expenses that exceed 5 basis points up to 10 basis points of the Ultra-Short Duration Government Portfolio's average daily net assets. No reimbursements were made under this agreement in 2004; in 2005, reimbursement totaled $119,466.

The administration fee of the Short Duration Portfolio is paid at an annual rate of 5 basis points times the average daily net assets of the Short Duration Portfolio of the Trust. The administration fee for the target maturity portfolios were paid at an annual rate of 5 basis points times the average daily net assets of the target maturity portfolios.

Note 1. Nature of Activities and Significant Accounting Policies (Continued)

Beginning in November 1988, Goldman, Sachs & Co. began paying certain expense related to the marketing and administration of the Trust that previously had been the responsibility of the Partnership. While there can be no assurance that Goldman, Sachs & Co. will continue to pay the expenses that it is currently paying, management of the Company does not anticipate any change in the expense-sharing arrangement currently in place.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The Company is currently operating under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

The financial statements are prepared on the accrual basis of accounting, whereby, revenue is recognized when earned and expenses are recognized when incurred.

Income taxes: The Company files a consolidated federal income tax return with its parent. Income taxes are based on an allocation calculated as if the Company was filing a separate tax return. In addition, the Company files a District of Columbia income tax return.

Investment in Limited Liability Limited Partnership: The Company accounts for its investment in the limited liability limited partnership using the equity method.

Cash and cash equivalents: Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Estimates: The presentation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification: Certain 2004 amounts have been reclassified to conform with the 2005 presentation.

New accounting standards: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 1. Nature of Activities and Significant Accounting Policies (Continued)

New accounting standards (continued): At its June 2005 meeting, the FASB Emerging Issues Task Force (EITF) reached a consensus in Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*, on a model that addresses when a general partner controls a limited partnership when the limited partners have certain rights. Per the guidance, a sole general partner in a limited partnership would be presumed to control that limited partnership and therefore, would be required to include the limited partnership in its consolidated financial statements, regardless of the extent of the sole general partner's ownership interest in the limited partnership unless the presumption of general-partner control can be overcome. Company management asserts that the rights of the limited partners are substantive and therefore, would overcome the presumption of control (and consolidation) by the sole general partner and this EITF would therefore not expected to have any significant effect on future financial reporting of the Company.

Note 2. Investment in Limited Liability Limited Partnership

The Company initially acquired a 15 percent interest in the Partnership for an investment of $100. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

Profits and losses of the Partnership are generally allocated among the partners in accordance with their partnership interest. However, the terms of the Certificate and Agreement of Limited Partnership , as amended, through January 31, 1991, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net earnings in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership distributed $372,286 in May 2005 and will distribute an additional $51,763 in December 2005, which relates to fiscal year 2005.

During fiscal year 1991 and in accordance with the approval of the Class A limited partners, Callahan & Associates, Inc. purchased the Class B limited partner's interest in the Partnership. This interest was purchased for its original face value of $10,000 from the original Class B limited partner. This Class B interest was contributed to the Company and increased its total partnership interest in the Partnership to 20 percent and the Company now owns both general partner and limited partner interests.

The Company accounts for its investments in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment in the limited partner interests, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

Note 2. Investment in Limited Liability Limited Partnership (Continued)

The Partnership's condensed balance sheets as of October 31, 2005 and 2004, and condensed statements of income for the years ended October 31, 2005 and 2004, are as follows:

Condensed Balance Sheets

	October 31,	
Assets	**2005**	2004
Cash, cash equivalents, and certificates of deposit	$ **549,134**	$ 2,251,090
Investments in loan participations	**2,512,387**	1,512,429
Receivables	**166,790**	274,956
Investment in limited liability company	**200,000**	-
Total assets	$ **3,428,311**	$ 4,038,475
Liabilities		
Accrued expenses and accounts payable	$ **164,448**	$ 209,166
Distributions payable	**51,763**	617,209
Total liabilities	**216,211**	826,375
Partners' Capital		
General partner	**100**	100
Class A limited partners	**3,202,000**	3,202,000
Class B limited partner	**10,000**	10,000
Total partners' capital	**3,212,100**	3,212,100
Total liabilities and partners' capital	$ **3,428,311**	$ 4,038,475

Condensed Statements Of Income

	Years Ended October 31,	
	2005	2004
Revenues	$ **1,478,328**	$ 2,454,901
Expenses	**(1,054,279)**	(1,067,955)
Net income	$ **424,049**	$ 1,386,946

Note 3. Related Party Transaction

The Company shares office space with and obtains administrative support from its parent, Callahan & Associates, Inc., which charges the Company for these costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were reimbursed by the Partnership. The Company is required to reflect reimbursements received for expenses incurred as revenue in the income statements. Revenue and expenses recorded relating to the reimbursement of expenses by the Partnership under the terms of this agreement for the years ended October 31, 2005 and 2004, were $594,088 and $110,799, respectively. The Partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $14,210 and $41,661, as of October 31, 2005 and 2004, respectively. The accounts receivable of $20,160 and $3,377 at October 31, 2005 and 2004, respectively, are receivable from the Partnership. At October 31, 2004, the Company had a payable of $16,899 to the Partnership. The Company had investments in Goldman, Sachs & Co. mutual funds of $29,961 and $29,150, at October 31, 2005 and 2004, respectively.

Note 4. Net Capital Requirements

As a broker-dealer, the Company is subject to the regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. This rule requires the maintenance of minimum net capital, as defined. As of October 31, 2005 and 2004, the Company's net capital totaled $9,703 and $49,369, respectively, which is in excess of its required capital of $5,000 by $4,703 and $44,369, respectively. Additionally, under this rule, "aggregate indebtedness," as defined, cannot exceed 1,500 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 411% and 54% at October 31, 2005 and 2004.

As a condition of approval by the National Association of Securities Dealers, Inc. to conduct business as a self-clearing broker, the Company was required to maintain minimum net capital of $250,000. Because the Company only conducts limited business activities, during 2004 the Company's required minimum net capital was reduced to $5,000. The Company was in compliance with net capital requirements as of October 31, 2005 and 2004.

Note 5. Reconciliation of Assets, Liabilities, and Stockholder's Equity to Regulatory Reports

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and differ in certain respects for the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5. For example, under the Securities and Exchange Commission's general instructions, certain amounts are classified differently for regulatory reporting purposes. A reconciliation of amounts reported herein to amounts reported by the Company as of October 31, 2005, on Form X-17A-5, as filed with the Securities and Exchange Commission is as follows:

Assets	Amount Per Form X-17A-5 Unaudited	Reclassifications and Adjustments	Amount Per Financial Statements
Cash and cash equivalents	$ 50,211	$ -	$ 50,211
Investment in limited partnership	10,100	-	10,100
Equity in undistributed earnings from limited partnership	19,063	(8,711)	10,352
Account receivable from related party	6,186	13,974	20,160
Other assets	4,462	(1,199)	3,263
	$ 90,022	$ 4,064	$ 94,086

Liabilities And Stockholder's Equity			
Accounts payable and accrued liabilities	$ 31,955	$ 7,954	$ 39,909
Capital stock	15,000	-	15,000
Additional paid-in capital	323,606	-	323,606
Retained earnings	(280,539)	(3,890)	(284,429)
	$ 90,022	$ 4,064	$ 94,086

Some of the reclassifications and adjustments exist due to audit adjustment reflected in these audited financials and not reflected in the unaudited Form X-17A-5. The audit adjustments relate to adjustments to tax expense and related party receivable, revenue and expense.